Exhibit 99.2

PROXY

FOR HOLDERS OF TRUST UNITS

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF PROVIDENT
FOR THE ANNUAL MEETING OF TRUST UNITHOLDERS
TO BE HELD ON WEDNESDAY, MAY 9, 2007.

The undersigned trust unitholder of Provident Energy Trust (the "Trust") hereby appoints Thomas W. Buchanan of Calgary, Alberta, or failing him, David I. Holm of Calgary, Alberta, with full power of substitution, or instead of either of them, ________________________, as proxyholder for and on behalf of the undersigned, to attend, act, and vote all of the trust units of the Trust which the undersigned may be entitled to vote at the annual meeting of trust unitholders of the Trust (the "Meeting") to be held on Wednesday, May 9, 2007, and at any adjournment thereof, with all the powers which the undersigned could exercise if personally present. A trust unitholder has the right to appoint a person to attend and act on his behalf at the Meeting other than any of the persons designated in this form of proxy. This right may be exercised by inserting such other person's name in the blank space provided for that purpose above or by completing another proper form of proxy.

Without limiting the general powers conferred by this form of proxy, the undersigned hereby revokes any proxy previously given and directs the person named above as proxyholder to vote at the Meeting and at any adjournment thereof, the trust units represented by this proxy as follows:

1.	To vote FOR ☐or WITHHOLD FROM VOTING FOR ☐ the resolution appointing PricewaterhouseCoopers llp as auditors of the Trust.

2.
To vote FOR ☐or WITHHOLD FROM VOTING FOR ☐    the resolution electing the ten directors of Provident Energy Ltd. to hold office until the next annual meeting of trust unitholders or until their successors are elected or appointed.

3.	To vote FOR ☐or AGAINST ☐ the resolution re-appointing Computershare Trust Company of Canada as trustee of the Trust.

4.
In the discretion of the proxyholder in respect of any amendments or variation to matters identified in the Notice of Annual Meeting included within the Proxy Statement and Information Circular of the Trust dated March 28, 2007 (the "Information Circular") and on all other matters that may properly come before the Meeting or any adjournment thereof.

The trust units represented by this proxy will be voted in the manner directed herein by the undersigned on any ballot that may be called for. If no direction is given, the trust units represented by this proxy will be voted "FOR" Items 1, 2, and 3 above. If any other business or amendments or variations to the matters identified in the Notice of Annual Meeting included with the Information Circular properly come before the Meeting, then discretionary authority is conferred upon the person appointed in this proxy in the manner that such person sees fit. The undersigned hereby agrees to ratify and confirm all that such proxyholder may do by virtue hereof.  The undersigned hereby acknowledges receipt of the Notice of Annual Meeting and the Information Circular.

Dated _________________________________, 2007

Signature

Name (please print)

VOTING INSTRUCTIONS ARE INCLUDED ON THE FOLLOWING PAGE

VOTING INSTRUCTIONS

The Trust offers three ways to cast your vote.  You may choose whichever method is easiest for you.

Option 1 - To vote by internet

1.           Go to the website www.investorvote.com

2.           Follow the instructions on the screen.

3.	You will be required to enter the 6 digit Control Number, the 11 digit Holder Account Number and the 5 digit Access Number located on the front of this proxy form.

Option 2 - To vote by telephone

1.           Using a touch tone telephone, call toll free at 1-866-732-8683.

2.           Follow the recorded voice instructions.

3.	When prompted, enter the 6 digit Control Number, the 11 digit Holder Account Number and the 5 digit Access Number located on the front of this proxy form.

Option 3 - To vote by mail

1.           Complete the front page of this proxy form.

2.           Sign and return the completed proxy form in the envelope provided.

Notes:

1.
In order for this proxy to be effective, this proxy must be signed by the holder of trust units or attorney of such person authorized in writing or, if the holder of trust units is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and must be forwarded in the enclosed self-addressed envelope or otherwise delivered to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, to reach the addressee no later than 3:00 p.m. (Toronto time) on May 7, 2007 , or, if the Meeting is adjourned, by 3:00 p.m. (Toronto time) on the second business day prior to the date of the adjourned Meeting, or any further adjournment thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by the Trust with the Information Circular.

2.           The signature of the holder of trust units should be exactly the same as the name in which such securities are registered.

3.
Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of trust units is a corporation, its corporate seal must be affixed or this proxy must be signed by an officer or attorney thereof duly authorized.